Mail Stop 3561

June 1, 2006

<u>Via Fax & U.S. Mail</u>

Richard F. Lark, Jr.
Chief Financial Officer
GOL Linhas Aéreas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

      Re: GOL Linhas Aéreas Inteligentes S.A. (the Company)
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 1-32221

Dear Mr. Lark:

      We have reviewed your response letter dated May 29, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 5. Deposits, page F-10

1.   We note your response to our prior comment number two, including the lease agreement excerpts you provided. In your response, you state excess maintenance reserve funds that remain at the end of the lease term are refundable to you. However, this does not appear consistent with certain lease agreement excerpts you provided. For example, your January 8, 2001 lease with Boeing Capital Corporation states in article 21 that upon termination of the lease you may apply maintenance reserves towards your obligations at the end of the term, but does not state that any remaining excess reserves are refundable to you. Similarly, your December 19, 2002 lease with International Lease Finance Corporation states in section 13.7 that any balance remaining in the reserves on the termination date will be retained by the lessor. You also state that in many cases, lessors are obligated to reduce future reserve payments and in other cases, the amount of reserves can be modified positively or negatively over the term of the lease. However, both of the aforementioned leases call for or permit only upward adjustments to required reserve payments. The October __, 2005 side letter to the November 29, 2000 lease with General Electric Capital Corporation does not appear to be relevant, as it pertains to a modification of the lease to substitute letters of credit for up-front, fixed cash security deposits, rather than use-based maintenance reserves. With regard to the April 8, 2005 lease with RBS Aerospace Limited and the February 20, 2006 lease with BBAM Aircraft Holdings III LLC, it does not appear that we have all necessary excerpts to determine whether maintenance reserves, if required, are refundable. In the RBS lease, it appears clauses 6, 7, and 12 and all of schedule 6 are necessary for an evaluation. In the BBAM lease, it appears clauses 6, 10, and 20 are necessary for an evaluation. Based on the excerpts you provided, we believe you should rigorously re-examine all of your lease agreements to identify all other agreements requiring nonrefundable maintenance reserve payments. We believe you should amend your Form 20-F and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief